

06039792



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the transition period from _____ to

Commission file number 1-5097

BRIDGEWATER, LLC SAVINGS AND INVESTMENT 401(k) PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

PROCESSED

JUN 2 3 2006

**THOMSON
FINANCIAL**

(Name and Address of Principal Executive
Offices of Employer-Issuer)

BRIDGEWATER, LLC SAVINGS AND INVESTMENT 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE
YEARS ENDED DECEMBER 31, 2005 AND 2004

BRIDGEWATER, LLC SAVINGS AND INVESTMENT 401(k) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2005 and 2004

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



COLEMAN & WILLIAMS, LTD.
A Professional Services Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Bridgewater, LLC Savings and Investment 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Bridgewater, LLC Savings and Investment 401(k) Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bridgewater, LLC Savings and Investment 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 15, 2006

316 North Milwaukee Street, Suite 350
Milwaukee, Wisconsin 53202
Telephone 414.278.0170
Facsimile 414.278.1169

BRIDGEWATER, LLC SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

| | December 31, | |
	2005	2004
ASSETS		
Investments		
Investment in Master Trust	$ 5,187,425	$ 2,806,455
Participant loans	725,269	465,339
	5,912,694	3,271,794
Receivables		
Employer contributions	1,393,158	316,704
Participant contributions	26,356	15,250
	1,419,514	331,954
Net assets available for benefits	$ 7,332,208	$ 3,603,748

See notes to financial statements.

BRIDGEWATER, LLC SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENT OF CHANGES ON NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2005
ADDITIONS	
Additions to net assets attributed to:	
Investment income	
Net appreciation in fair value of investments	$ 209,615
Other investment income	188,814
	398,429
Contributions	
Participants	1,234,412
Employer	2,216,787
	3,451,199
Total additions	3,849,628
DEDUCTIONS	
Deductions from net assets attributed to:	
Distributions and withdrawals	284,243
Administrative expenses	15,360
Total deductions	299,603
Transfers from other plans, net	178,435
Net increase	3,728,460
Net assets available for benefits, beginning of year	3,603,748
Net assets available for benefits, end of year	$ 7,332,208

See notes to financial statements.

3

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of Bridgewater, LLC Savings and Investment 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document, provided to all participants, for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan adopted effective January 1, 1999 for participation by eligible employees of Bridgewater Interiors, a production facility of Johnson Controls, Inc. (the "Company" or "employer") and a joint venture partner. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation as contributions of which the first six percent (6%) is eligible for the employer's matching contribution. Each eligible participant's pre-tax contribution may be matched at the discretion of the employer. Participants are also eligible for a non-matching contribution of three percent (3%) of gross wages. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent. However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Participants are immediately vested in their contributions plus actual earnings thereon. A participant's interest in employer contributions, including increases and decreases in value, vests at the rate of twenty percent (20%) per year for each year of employment with the Company. If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

4

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

Plan assets of $357,940 and $90,158 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2005 and 2004, respectively, but who have not yet received distributions as of that date.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the plan document. Only two loans may be outstanding at any time. Each loan may be for a term up to 5 years. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

SAVINGS AND INVESTMENT MASTER TRUST

All of the investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity. All investments of the Master Trust, except the investments in the Johnson Controls Common Stock Fund, U.S. Equity Index Commingled Pool and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investments in the Johnson Controls Common Stock Fund and U.S. Equity Index Commingled Pool reflects a unit value computed daily based on the share price and the value of the fund's short-term investments. The guaranteed investment contracts within the Fixed Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

At December 31, 2005 and 2004, the Plan held 7,701 and 5,036 units, respectively, of the Johnson Controls Common Stock Fund at a unit value of $152.38 and $133.12, respectively. As of the same dates, the Plan held 6,216 and 4,040 units, respectively, of the U.S. Equity Index Commingled Pool at a unit value of $39.24 and $37.42, respectively.

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2005 and 2004 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2005 for the Master Trust are presented in Note 8.

The Plan's assets accounted for less than one percent (1%) of the assets held in the Master Trust at December 31, 2005 and 2004.

At December 31, 2005 and 2004, participant forfeitures of non-vested employer contributions of $64,114 and $20,688, respectively, related to the Plan, were in the Master Trust.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents fair value of investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31,	
	2005	2004
Investment at estimated fair value:		
Johnson Controls Common Stock Fund, 7,701 and 5,036 units, respectively	$ 1,173,514	$ 670,403
Investment at contract value:		
Fixed Income Fund, 2,360,049 and 1,346,565 units, respectively	2,360,049	1,346,565
Participant Loans	725,269	465,339

NOTE 3 – INVESTMENTS (continued)

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at fair value as determined by quoted market price:		
Mutual Funds	$	25,850
Investments at estimated fair value:		
Common Stock Fund		172,963
Commingled Pool		10,802
		183,765
Net increase in fair value	$	209,615

NOTE 4 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 20, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Transactions involving Johnson Controls Common Stock Fund, participant loans and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 7– RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 8 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The Statements of Financial Position as of December 31, 2005 and 2004 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2005 for the Master Trust are presented on pages 10 and 11:

JOHNSON CONTROLS, INC. SAVING AND INVESTMENT MASTER TRUST
STATEMENTS OF FINANCIAL POSITION

	December 31,			
Assets	2005		2004	
Investments at fair value as determined by quoted market price:				
Mutual Funds	$	811,463,260	$	721,096,654
Investments at estimated fair value:				
Common Stock Fund		971,305,041		946,729,984
Commingled Pool		239,206,060		202,982,080
		1,210,511,101		1,149,712,064
Investments at contract value:				
Investment Contracts		292,337,073		262,088,610
Participant Loans		70,509,453		65,304,782
		362,846,526		327,393,392
Total Assets	$	2,384,820,887	$	2,198,202,110

JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST
STATEMENT OF OPERATIONS AND CHANGES IN
PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2005
Additions	
Additions to net assets attributed to:	
Investment Income	
Mutual Funds	$ 10,052,655
Common Stock Fund	121,062,386
Commingled Pool	11,238,712
	142,353,753
Contributions	
Participants	130,265,345
Employer	34,472,418
	164,737,763
Interest and dividend income	71,519,062
Total additions	378,610,578
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	197,127,145
Administrative fees	510,654
Total deductions	197,637,799
Net increase prior to transfers from other plans	180,972,779
Transfers from other plans, net	5,645,998
Net increase	186,618,777
Net assets available for benefits:	
Beginning of the year	2,198,202,110
End of the year	$ 2,384,820,887

SUPPLEMENTAL SCHEDULE

BRIDGEWATER, LLC SAVINGS AND INVESTMENT 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #002, EIN: 38-3406010
DECEMBER 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value)	Current Value
*Fidelity		
Puritan Fund	5,577 shares	$ 104,460
Growth & Income Portfolio	5,997 shares	206,299
Overseas Fund	2,599 shares	108,131
Low-Priced Stock Fund	2,296 shares	93,787
Retirement Government		-
Money Market	45,531 shares	45,531
Short-Intermediate Government		
Fund	5,270 shares	50,114
Freedom Income	60 shares	680
Freedom 2010	183 shares	2,576
Freedom 2015	275 shares	3,178
Freedom 2020	14,421 shares	212,129
Freedom 2025	4,213 shares	50,389
Freedom 2030	3,348 shares	50,288
Freedom 2035	10,788 shares	131,939
Freedom 2040	11,354 shares	100,257
Fixed Income	2,360,049 units	2,360,049
U.S. Equity Index Commingled		
Pool	6,216 units	243,921
AIM Small Cap Growth Fund	662 shares	18,583
Artisan Mid Cap Growth Fund	2,678 shares	82,790
Vanguard Primecap Fund	1,393 shares	90,988
JP Morgan Mid Cap Value Fund	2,176 shares	51,311
Wells Fargo Small Company Value Fund	435 shares	6,511
*Johnson Controls Common Stock Fund	7,701 units	1,173,514
Investments		5,187,425
*Participant Loans (1)		725,269
Total investments		$ 5,912,694

(1) There were 329 outstanding loans to participants at December 31, 2005, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 4.00% and 6.75%.

* Indicates party-in-interest.

BRIDGEWATER, LLC SAVINGS AND INVESTMENT 401(k) PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefits Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BRIDGEWATER, LLC SAVINGS AND INVESTMENT 401(k) PLAN

By:

R. Bruce McDonald
Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 15, 2006

BRIDGEWATER, LLC SAVINGS AND INVESTMENT 401(k) PLAN
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Bridgewater, LLC Savings and Investment 401(k) Plan:

We consent to incorporation by reference in the Registration Statement No. 333-66073 on Form S-8 of Johnson Controls, Inc. of our report dated June 15, 2006, relating to the statements of net assets available for benefits of Bridgewater, LLC Savings and Investment 401(k) Plan as of December 31, 2005 and 2004, the related statement of changes in net assets available for benefits for the year ended December 31, 2005, and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of Bridgewater, LLC Savings and Investment 401(k) Plan.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 15, 2006